October 9, 2007

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Brian Cascio

Jong Hwang

Kristin Lochhead

Re:

Aehr Test Systems

Form 10-K for the fiscal year ended May 31, 2007

Filed August 29, 2007

File No. 000-22893

Ladies and Gentlemen:

Aehr Test Systems (the “Company”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated September 26, 2007 relating to the Company’s Form 10-K for the fiscal year ended May 31, 2007 filed on August 29, 2007.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comment with the Company's response.

Notes to Consolidated Financial Statements

Note 1.  Organization and Summary of Significant Accounting Policies

Revenue Recognition… page 38

COMMENT 1:  We see that you recognize royalty revenue related to licensing income when paid by the licensee.  Under SAB 104, revenue is considered earned and realized or realizable once persuasive evidence of an arrangement exists, services have been rendered, the seller’s price to the buyer is fixed or determinable and collectibility is reasonably assured.  Please tell us and disclose in future filings why income from licensing arrangement is not earned and realizable until the amounts are paid by the licensee.  Refer to the accounting literature upon which you relied.

Securities and Exchange Commission

October 9, 2007

RESPONSE:  We supplementally confirm with the Staff that the Company recognizes revenue in accordance with SAB 104.  Under the Company’s licenses, the licensee is obligated to pay a royalty based upon its production of products that incorporate our technology.  There is no fixed fee component and the Company’s revenue during any particular period is entirely dependent on the licensees’ production during that period.  As a result, the Company cannot determine the amount of its revenue, if any, from the licenses until it receives reports from its licensees.  The Company considers its revenue earned on the earlier of when the Company receives reports from licensees or upon receipt of payment.  The Company believes this to be in accordance with SAB 104 as the revenue is not fixed or determinable and collectibility is not reasonably assured until we have received the reports from our licensees.

We will revise our revenue recognition footnote in future filings as noted below (changes in bold):

The Company's selling arrangements may include contractual customer acceptance provisions and installation of the product occurs after shipment and transfer of title.  The Company recognizes revenue in accordance with SAB 104, which requires revenue to be recognized upon the shipment of products or the performance of services when:

(i) persuasive evidence of the arrangement exists;

(ii) services have been rendered;

(iii) the price is fixed or determinable; and

(iv) collectibility is reasonably assured.

The Company defers recognition of revenue for any amounts subject to acceptance until such acceptance occurs.  When multiple elements exist, the Company allocates the purchase price based on vendor specific objective evidence or third-party evidence of fair value and defers revenue recognition on the undelivered portion.  Historically, these multiple deliverables have included items such as extended support provisions, training to be supplied after delivery of the systems, and test programs specific to customers' routine applications.  The test programs can be written either by the customer, other firms, or the Company.  The amount of revenue deferred is the greater of the fair value of the undelivered element or the contractually agreed to amounts.  Royalty-based revenue related to licensing income is recognized upon the earlier of the receipt by the Company of the licensee’s report related to its usage

Securities and Exchange Commission

October 9, 2007

of the licensed intellectual property or upon payment by the licensee.  This revenue is recorded in net sales.  Provisions for the estimated future cost of warranty is recorded at the time the products are shipped.

Statement of the Company

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Securities and Exchange Commission

October 9, 2007

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any questions or comments regarding this filing to the undersigned or Jim Ryan of this office at (510) 623-9400.

Very truly yours,

AEHR TEST SYSTEMS

 /s/ GARY L. LARSON

Gary L. Larson

Vice President of Finance and

Chief Financial Officer

cc:

Rich Bellucci

Burr, Pilger & Mayer LLP

Andrew W. Kim, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.